FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                         For the month of September, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                     HSBC ENTERS STRATEGIC RELATIONSHIP WITH
                          TOP VIETNAM INSURER, BAO VIET

              *** HSBC, Asia's pre-eminent international bank, ***
                      reinforces emerging markets presence
             *** Deal is largest insurance investment in Vietnam ***
    *** In line with HSBC's strategy of investing in high growth markets ***
           *** Reinforces aim to be top 10 global insurance player ***

HSBC has entered into an agreement to acquire a 10 per cent stake in Vietnam's leading insurance and financial services group, Vietnam Insurance Corporation (Bao Viet), for VND4,121 billion (approximately US$255 million) as a result of which HSBC becomes the company's sole foreign strategic partner.

Under its strategic partnership with Bao Viet, HSBC will offer the Vietnamese company technical assistance across all its businesses, with a focus on further enhancing its insurance capabilities. This will include the secondment of specialist employees and the provision of training to Bao Viet.

Headquartered in Hanoi, Bao Viet provides a diverse range of financial products and services to the rapidly growing domestic market. Through its 126 branches and 400 sub-branches, 5,000 employees and 40,000 agents, the company is market leader in both life and general insurance measured by premium income. BaoViet Insurance is Vietnam's largest general insurer with a market share of 35.2 per cent and 20.2 million policyholders in 2006, while BaoViet Life has consistently been one of the top life insurers in Vietnam with 1.6 million life policies in force. The Bao Viet group had total assets of US$1,039 million(1) at 31 December 2006.

Stephen Green, Group Chairman of HSBC Holdings plc, said: "This investment and strategic partnership with Bao Viet reflects a growing commitment to Vietnam, and is in line with HSBC's stated strategy of targeting investment at high growth markets with international connections. Vietnam is one of the fastest growing economies in Asia, with average GDP growth of more than 7 per cent in the past 10 years.

"We are honoured to be able to play a leading role through this landmark transaction in the first equitisation of a major state-owned enterprise in Vietnam. The deal also complements HSBC's growing presence in the country's banking sector - where we were the first foreign bank to receive approval for a 15 per cent strategic investment in a domestic Vietnamese bank, Techcombank - and reinforces our commitment to build presence in emerging markets."

Clive Bannister,  Group Managing Director,  Insurance,  HSBC Holdings plc, said:
"We are excited by the opportunities afforded by this strategic partnership which extends our reach in the Asia-Pacific region, leverages our global insurance capabilities and reinforces our aim to be a top 10 global insurance player. HSBC Insurance contributed US$1.6 billion to pre-tax profit in the first half of 2007, and delivers 30 million policies in 44 countries and territories a year.

"Bao Viet, with its nationwide distribution network, its well-known brand name and through its strategic partnership with HSBC Insurance, is ideally positioned to tap into the significant market potential present in Vietnam's fast expanding insurance industry. I believe our partnership, through bringing together the best of our people and resources, will assist Bao Viet in becoming a world class business to the benefit of its customers, employees and public shareholders."

Mr Le Quang Binh, Chairman of Bao Viet, said: "Our vision to remain the leading insurance and financial services company in Vietnam has now been strengthened by our strategic partnership with HSBC, one of the world's major financial services companies. Together with HSBC, we plan to expand our product and service scope, further strengthen our staff qualifications and explore the use of bancassurance to increase our business.

"Vietnam's insurance market has seen rapid growth in the past decade but with a penetration rate of 1.5 per cent of GDP in 2006, it is clearly still in the early stages of development. While Bao Viet has been a key player from the start in Vietnam's insurance industry, we plan to expand our role and lead the development of this exciting financial sector."

Under the terms of the agreement, HSBC - through HSBC Insurance (Asia Pacific) Holdings Limited (HSBC Insurance) - has committed to hold its shares in Bao Viet for a minimum period of five years. During this period, it has an option to purchase an additional 8 per cent of Bao Viet shares from the Ministry of Finance (MoF) at the then prevailing market price. Additionally, HSBC has certain pre-emptive rights to acquire shares currently owned by the MoF, subject to HSBC's total shareholding being limited to 25 per cent within the first five years of the agreement, and prevailing foreign ownership limits thereafter. HSBC's option and pre-emptive rights are subject to certain limitations and conditions.

HSBC was advised on this investment by HSBC Corporate, Investment Banking and Markets.

Footnote:

1: In accordance with Vietnamese GAAP.

Notes to editors

HSBC in Vietnam HSBC first opened an office in Saigon (now Ho Chi Minh City) in 1870. The branch operated for over 100 years, until its closure in 1975. HSBC also opened an agency of the bank at Haiphong in 1884 which was upgraded to a sub-office at the beginning of the 1920s. This arrangement continued until the closure of the agency in 1954. The bank was able to revive its strong links with Vietnam when representative offices were opened in Ho Chi Minh City and Hanoi in 1992. The Ho Chi Minh City representative office became a full service branch in 1995 and a branch was opened in Hanoi in March 2005.

HSBC Insurance (Asia Pacific) Holdings Limited

HSBC Insurance (Asia Pacific) Holdings Limited, a wholly owned subsidiary of The Hongkong and Shanghai Banking Corporation Limited, is the parent company of four underwriting companies, collectively known as HSBC Insurance: HSBC Insurance
(Asia) Limited; HSBC Life (International) Limited; HSBC Insurance (Singapore) Pte Limited; and HSBC Amanah Takaful (Malaysia) Sdn Bhd (49 per cent held). HSBC Insurance offers customers the security, confidence and convenience of doing business with one financial services organisation. It has offices in the Hong Kong Special Administrative Region (SAR), the Macau SAR, Singapore and Malaysia. In mainland China, it has representative offices in Beijing, Shanghai and Guangzhou. HSBC Life also opened a representative office in Hanoi, Vietnam in January 2007. HSBC Insurance (Asia Pacific)'s total assets stood at HK$100 billion at the end of June 2007.

Vietnam Insurance Corporation (Bao Viet)

Established on 15 November 1965, BaoViet has now become the leading Finance - Insurance Group in Vietnam. In addition to a network spread across 64 provinces nationwide, Bao Viet is also famous as a strong and prestigious trademark in the insurance industry. With enormous financial capability and a thorough knowledge of the domestic market, Bao Viet is the sole enterprise in Vietnam doing business in both life and non-life insurance. Bao Viet was accredited as one of the biggest 25 enterprises in Vietnam, as well as a long-standing, trustworthy insurer to all organisations and all people from a variety of social strata.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  13 September 2007